SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-49690

(Check One):	☒ Form 10-K and Form 10-KSB	☐ Form 11-K	☐ Form 20-F
	☐ Form 10-Q	☐ Form N-SAR

For period ended:	September 30, 2002

☐ Transition Report on Form 10-K and Form 10-KSB	☐ Transition Report on Form 10-Q and Form 10- QSB
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the transition period ended:
Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:     Not Applicable

PART I
REGISTRANT INFORMATION
Full name of registrant	McKenzie Bay International, Ltd.
Former name if applicable:	Not applicable

Address of principal executive office (Street and number)	3362 Moraine Drive
City, state and zip code	Brighton, Michigan 48114

PART II
RULE 12b-25 (b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          The Registrant was unable to complete its Annual Report on Form 10-KSB for the fiscal year ended September 30, 2002 because: (1) the Registrant has not yet completed its financial statements for the year ended September 30, 2002; (2) consequently, the Registrant's independent auditors, KPMG LLP, Rouyn-Noranda, Quebec, Canada, have not yet issued their opinion on such financial statements; (3) the Form 10-KSB required significantly greater internal and external resources and the expenditure of significantly more time and effort than the Registrant anticipated due, in part, to the fact that the Registrant is a new reporting company and the Form 10-KSB for the fiscal year ended September 30, 2002 is the Registrant's first annual report required to be filed with the Commission; and (4) the Registrant's Form 10-SB Registration Statement is currently pending with the Commission. In this regard, the Registrant filed its third amendment to Form 10-SB on September 30, 2002, and received comments on the Form 10-SB from the Commission on November 1, 2002. The Registrant is currently working diligently to respond to the Commission's comment letter in addition to completing a fourth amendment to Form 10-SB.

          The statement of KPMG LLP concerning the reasons why the audit has not been completed is attached as Appendix A to this Form 12b-25.

          Given these factors the Registrant's delay in filing its Form 10-KSB could not be eliminated by the Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities and Exchange Act of 1934, the Registrant will file the 10-KSB no later than the fifteenth day following the prescribed due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Gregory N. Bakeman	616	940-3800
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

X Yes No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

X Yes No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Registrant anticipates that a significant change in its results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form 10-KSB for the fiscal year ended September 30, 2002 due to increased expenditures related to completion of the Registrant's feasibility study related to its Lac Dore vanadium deposit and additional development at the Registrant's Kelsey Lake property.

McKenzie Bay International, Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 30, 2002	By:/s/ Gregory N. Bakeman
Gregory N. Bakeman Chief Financial Officer, Treasurer and Director

APPENDIX A

[KPMG LOGO]

KPMG LLP Chartered Accountants 155 Dallaire Avenue Rouyn-Noranda (Quebec) J9X 4T3	Telephone (819) 762-KPMG Telefax (819) 797-1471 www.kpmg.ca

December 30, 2002

Mr. Gregory N. Bakeman
McKenzie Bay International Ltd.
975 Spaulding
Grand Rapids, Michigan 49546

Dear Mr. Bakeman,

This statement is necessary pursuant to Regulation 12B of the Securities Exchange Act of 1934 as an exhibit to Form 12b-25 for McKenzie Bay International Ltd. (the "Company"). As of the date of this letter, KPMG LLP has not formally issued the Independent Auditor's Report on the consolidated financial statements of the Company as the Company is working to provide us with the information required for us to be in a position to complete our audit and issue our report.

We consent to the use of this statement as an exhibit to the Form 12b-25.

Yours truly,

/s/ KPMG LLP
Chartered Accountants